

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLAND SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road
(No. and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Lynch 630-218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Catherine L. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title


OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statement of financial condition of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2010

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	4,592,242
Commissions receivable		137,182
Accounts receivable		19,570
Deferred tax asset		5,252
Common stock		23,784
Fixed assets (net)		112,676
Current income tax receivable		1,652,892
Total assets	$	6,543,598

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	516,837
Accounts payable and accrued expenses		192,120
Total liabilities		708,957
Stockholder's equity (note 2):		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		6,802,253
Retained earnings		(967,622)
Total stockholder's equity		5,834,641
Total liabilities and stockholder's equity	$	6,543,598

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Commissions (note 3)	$	33,652,928
Interest and other income		1,970
Total revenues		33,654,898
Expenses:		
Commissions		29,241,952
Employee compensation and benefits		6,558,976
Other operating expenses		4,220,823
Unrealized loss on common stock		13,164
Total expenses		40,034,915
Loss before income tax benefit		(6,380,017)
Income tax benefit		2,540,381
Net loss	$	(3,839,636)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2008	$	10	6,802,253	2,872,014	9,674,277
Net loss		—	—	(3,839,636)	(3,839,636)
Balance at December 31, 2009	$	10	6,802,253	(967,622)	5,834,641

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(3,839,636)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		63,035
Changes in assets and liabilities:		
Current income tax receivable		(1,526,610)
Commissions receivable		163,130
Accounts receivable		(19,570)
Commissions payable		(5,853,387)
Accounts payable and accrued expenses		(211,225)
Unrealized loss on investment in common stock		13,164
Deferred taxes		(13,770)
Net cash used in operating activities		(11,224,869)
Cash flows from investing activity:		
Purchase of fixed assets		(26,548)
Net cash used in investing activity		(26,548)
Net decrease in cash and cash equivalents		(11,251,417)
Cash and cash equivalents at beginning of year		15,843,659
Cash and cash equivalents at end of year	$	4,592,242
Supplemental disclosure:		
Income tax benefit payment received from IREIC	$	1,000,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC) is the sole stockholder. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. A description of significant accounting policies follows:

(a) Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

(c) Fair Value of Common Stock

The Company's investment in common stock is reported in the statement of financial condition at fair value.

(d) Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2009, the Company had net capital and net capital requirements of $4,010,727 and $47,264, respectively. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was approximately 0.18 to 1.

(3) Related-Party Transactions

Commission income of $33,652,928 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager.

The Company is charged direct costs for specific legal, payroll processing, information technology services, and certain other administrative services performed by administrative departments of IREIC. Such amounts totaled approximately $180,794 for the year ended December 31, 2009. In addition, the Company paid rent to IREIC of approximately $33,893 for the year ended December 31, 2009. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(4) Income Taxes

The Company is party to a tax-sharing agreement, which provides that income tax expense or benefit be reflected on a separate company basis. At December 31, 2009, the Company had a deferred tax asset of $5,252 related to the change in fair value of the Company's investment in common stock. The Company recorded $2,540,381 in income tax benefits and $1,652,892 in current income tax receivable from IREIC for the year ended December 31, 2009. The income tax benefit for the year ended December 31, 2009 was computed by applying an estimated combined tax rate of 39.9% to pretax income.

(5) Subsequent Events

The Company has evaluated events subsequent to December 31, 2009 through February 18, 2010, the date of the financial statement issuance, for disclosure. The Company does not have any events that require a subsequent event disclosure.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Inland Securities Corporation:

In planning and performing our audit of the financial statements of Inland Securities Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2010

Schedule 1

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Schedule of Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Stockholder's equity	$	5,834,641
Deductions:		
Nonallowable assets:		
Commissions receivable		9,740
Current income tax receivable		1,652,892
Other assets		161,282
Total deductions		1,823,914
Net capital		4,010,727
Minimum capital required to be maintained (greater of $5,000 or 6⅔% of aggregate indebtedness)		47,264
Excess net capital	$	3,963,463
Aggregate indebtedness – total liabilities	$	708,957
Ratio of aggregate indebtedness to net capital		0.18

Note 1: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 filed by Inland Securities Corporation in its Form X-17a-5 with the Financial Industry Regulatory Authority.

See accompanying independent auditors' report.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(3) of the Rule.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Inland Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment of payments in Form SIPC-7T with respective cash disbursement records entries as per Inland Securities Corporation bank statements, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2010



INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Financial Statements and Schedule

December 31, 2009

(With Independent Auditors' Report Thereon)